SECURITIES AND EXCHANGE COMMISSION

                                   Washington, D.C. 20549

                                          FORM 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For fiscal year ended December 31, 1994

                                             or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


for transition period from ______________ to ______________

Commission File Number:  33-11721

A. Full title of the plan and the address of the plan if different from that of the issuer named below: Transco Energy Company Tran$tock Employee Stock Ownership Plan.


B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office: Transco Energy Company, 2800 Post Oak Boulevard, P. O. Box 1396, Houston, Texas 77251.

                          REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Administrative Committee of the
Transco Energy Company Tran$tock
Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Transco Energy Company Tran$tock Employee Stock Ownership Plan as of December 31, 1994 and 1993, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1994. These financial statements and schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Transco Energy Company Tran$tock Employee Stock Ownership Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1994, included as
Schedule I, and reportable transactions for the year ended December 31, 1994, included as Schedule II, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                      /s/ Arthur Andersen LLP
                                      ARTHUR ANDERSEN LLP





Houston, Texas
May 1, 1995

                                   TRANSCO ENERGY COMPANY
                                   ______________________

                           TRAN$TOCK EMPLOYEE STOCK OWNERSHIP PLAN
                           _______________________________________


                    STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                    ____________________________________________________

                                                                As of December 31
                                                      _________________________________
                                                             1994              1993
                                                        _____________     _____________
ASSETS:
   Common stock of Transco Energy Company,
      3,888,467 shares and 3,902,782 shares,
      respectively, at quoted market price               $ 64,645,764      $ 55,126,796
   Temporary cash investments                                  19,653            19,964
                                                         _____________    _____________
                Total assets                               64,665,417        55,146,760

LESS:
   Liabilities, 7.39% note due 1994 to Transco
      Energy Company                                                0         9,383,340
                                                         _____________    _____________
NET ASSETS AVAILABLE FOR PLAN BENEFITS                   $ 64,665,417      $ 45,763,420
                                                         _____________    _____________
                                                         _____________    _____________


         The accompanying notes are an integral part of these financial statements.

                                   TRANSCO ENERGY COMPANY
                                   ______________________

                           TRAN$TOCK EMPLOYEE STOCK OWNERSHIP PLAN
                           _______________________________________


               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
               _______________________________________________________________

                            FOR THE YEAR ENDED DECEMBER 31, 1994
                            ____________________________________

INVESTMENT INCOME:
   Cash dividends, Transco Energy Company common stock                     $ 2,338,476
   Interest income on temporary cash investments                                 1,636
                                                                          _____________

                Total investment income                                      2,340,112
                                                                          _____________

REALIZED GAIN ON SALE AND DISTRIBUTIONS OF TRANSCO ENERGY
   COMPANY COMMON STOCK:
      Proceeds                                                                 184,673
      Basis                                                                    177,525
                                                                          _____________

                Net realized gain                                                7,148
                                                                          _____________

UNREALIZED APPRECIATION OF TRANSCO ENERGY COMPANY
   COMMON STOCK                                                              9,721,168
                                                                          _____________

EMPLOYER CONTRIBUTIONS                                                       7,465,600
                                                                          _____________

WITHDRAWALS AND DISTRIBUTIONS:
   Cash                                                                       (125,357)
   Securities                                                                  (85,343)
                                                                          _____________

                Total withdrawals and distributions                           (210,700)
                                                                          _____________

INTEREST EXPENSE ON LONG-TERM DEBT                                            (421,331)
                                                                          _____________

INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS                          18,901,997

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year                   45,763,420
                                                                          _____________

NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year                        $64,665,417
                                                                          _____________
                                                                          _____________


         The accompanying notes are an integral part of these financial statements.

                                   TRANSCO ENERGY COMPANY
                                   ______________________

                           TRAN$TOCK EMPLOYEE STOCK OWNERSHIP PLAN
                           _______________________________________


                                NOTES TO FINANCIAL STATEMENTS
                                _____________________________


1.   DESCRIPTION OF THE PLAN:
     ________________________

General
_______

The Transco Energy Company Tran$tock Employee Stock Ownership Plan (the
Plan) was established on January 1, 1987, and approved by the board of directors of Transco Energy Company (the Company) on January 28, 1987. The Plan subsequently purchased approximately 3.97 million shares of the Company's newly issued common stock. The Plan was funded with the proceeds of a $180 million loan (the Loan) to the Plan by the Company which was subsequently reduced by the transfer of approximately $120 million of excess assets from the terminated Transco Energy Company Retirement Plan for Retired and Terminated Vested Employees (the Retire-ment Plan). The purposes of the Plan are (a) to promote and encourage employees to remain as employees of the Company, (b) to enable such employees who participate in the Plan to become stockholders of the Company and (c) to provide benefits for their future through a stock ownership program.

Each participant's interest in the Plan is maintained in two separate accounts, a savings account and an incentive account. The savings account is intended to increase a participant's ownership of the Company's stock. The savings account will receive an allocation of stock for each year in which the employee is a participant in the Plan until all shares in the Plan have been allocated. The value of these stock allocations to the savings account may be up to, but not exceeding, 8 percent of the participant's annual base compensation. If the allocation exceeds
8 percent of the participant's annual base compensation, such excess amount is allocated to the participant's incentive account. The incentive account is intended to provide a participant with additional benefits for retirement. All shares are being allocated over an eight-year period, beginning in 1987. As of December 31, 1994, all of the shares in the Plan have been allocated to participants. As the eight-year allocation period has been completed, no more allocations will be made to participants, except to the extent current participants terminate and thus forfeit their shares. Also, if the Plan experiences forfeitures, new participants could participate in the Plan.

A suspense account holds the Plan's shares of the Company's stock which have not been allocated to the participants' savings and incentive accounts.

Participation and Vesting
_________________________

Participation in the Plan is available to each employee of the Company who
(a) has completed at least one year of service, (b) is not a member of or represented by a collective bargaining unit, unless eligibility is required by the terms of any collective bargaining agreement and (c) is not a nonresident alien.

A participant becomes vested in the savings account at a rate of 20 percent per year of service. A participant's prior Company service is credited toward vesting in this account. A participant's incentive account will become 100 percent vested upon the completion of five years of service with the Company after December 31, 1986, or upon completion of 20 years of service and attainment of age 55. In the event of the participant's death or total and permanent disability or upon reaching age 65, the participant will become 100 percent vested in both his incentive and savings accounts regardless of years of service. Pursuant to Plan amendments, certain terminating participants also became 100 percent vested in both their incentive and savings accounts. Nonvested Company contributions are forfeited five years after the employee's termination date. Forfeited shares are held in the suspense account and allocated to participants.

Administration
______________

The Plan is administered by an administrative committee (the Committee) of not less than three employees of the Company who may, but need not, be participants in the Plan. The members of the Committee are appointed by and may be removed by the Company's board of directors. The members of the Committee and their alternates receive no compensation for their services, as such, but are paid by the Company as its employees.

All administrative expenses of the Plan and the related trust are paid by the Company. Except for such right of The Bank of New York (the Plan Trustee), no person has or may create a lien on any funds, securities or other property held under the Plan.

Brokerage fees and transfer taxes resulting from the sales and withdrawal of securities are charged to the accounts of the participants requesting the transactions.

Contributions and Funding
_________________________

The Company made contributions in cash and/or in shares. The Company made additional contributions in such amounts and at such times as needed to provide the funds to pay any principal and interest payments under the Loan which were not satisfied by dividends paid on common stock held by the Plan. No participants were required or permitted to make contributions under the Plan.

Distributions and Withdrawals
_____________________________

Upon the death, disability or retirement at age 65 of a participant, the total current balance of the participant's accounts as of the last day of such termination of employment will be distributed in a lump sum to the participant or the participant's beneficiary.

Upon termination for any reason other than those specified above, distribution of the vested portion of the current balance of the participant's accounts will be made as of the end of the Plan year coinciding with or immediately following the participant's termination date unless the participant elects to defer distribution to a later date. The distribution will be made in five equal annual payments unless the participant elects in writing prior to the commencement of the annual payments to receive a lump-sum payment.

If there are no loans outstanding with respect to the Plan, a participant who has completed five or more years of participation in the Plan may voluntarily withdraw all or any part of the vested portion of his savings account, but he will be suspended from participation for the following six-month period. Only one such withdrawal may be made during any 12-month period. A participant with less than five years of participation in the Plan may only withdraw the vested portion of his savings account which the Plan has held for at least two years. As of January 1, 1995, all active participants became fully vested as there were no outstanding loan balances. No withdrawal is permitted from the incentive account prior to a participant's termination of employment with the Company. At
December 31, 1994, there were no amounts requested for withdrawal which were not withdrawn until 1995.

Voting Rights
_____________

All shares credited to a participant's account are voted in confidence by the Plan Trustee in accordance with the participant's written instructions. In the absence of such instructions at least five business days prior to the date of the meeting at which the vote is to be taken, the Plan Trustee will vote such shares and the shares in the suspense account in the same proportion as the participant's directions that are timely received.

2.   SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES:
     ______________________

Basis of Accounting
___________________

The financial statements of the Plan are presented on the accrual basis of accounting. Two separate accounts, a savings account and an incentive account, which reflect the balance of common stock of the Company credited thereto, are maintained for each participant.

Asset Valuation
_______________

The assets of the Plan are recorded at cost in the participants' accounts and adjusted to market value for financial statement presentation. Pursuant to Department of Labor regulations, the realized gain on the sale of the Company's common stock withdrawals of securities in-kind and unrealized depreciation of the Company's common stock are based on the value of those assets at the beginning of the Plan year or at the time of purchase, if acquired during the year.

Reclassifications
_________________

Certain reclassifications have been made in the 1993 financial statements to conform to the 1994 presentation.

Allocation of Shares
____________________

The allocation of stock for each Plan year is made to participants at the beginning of the subsequent Plan year. The Plan allocated 206,795 shares for the 1994 Plan year, and 194,839 shares for the 1993 Plan year.

The following tables set forth the number of shares allocated to the participants' savings and incentive accounts for the Plan years ended December 31, 1994 and 1993, and the number of allocated and unallocated shares and their corresponding market value held by the Plan at December 31, 1994 and 1993:

                                                        Shares Allocated
                                                             For the
                                                           Year Ended
                                                           December 31
                                                   _______________________

                                                        1994        1993
                                                    __________  __________
                           Savings account             445,512     477,327
                           Incentive account            29,106      25,982

                                               Balance at December 31
                       _________________________________________________________________
                                        1994                            1993
                          ______________________________  ______________________________
                               Shares          Amount          Shares          Amount
                           _____________   _____________   _____________   _____________

         Allocated            3,888,467     $ 64,645,764       3,695,987    $ 52,205,817
         Unallocated              0               0              206,795       2,920,979



3.   ACQUISITION OF TRANSCO:

On December 12, 1994, Transco and the Williams Companies, Inc. (Williams) announced that they had entered into a merger agreement pursuant to which Williams agreed to commence a cash tender offer to acquire up to 24.6 million shares, or approximately 60 percent, of the outstanding shares of Transco's common stock for $17.50 per share as a first step in acquiring the entire equity interest of Transco. The conversion of the remaining outstanding shares of Transco's common stock to 0.625 shares of Williams' common stock took place on May 1, 1995, the effective date of the merger. As a result of the merger, in January 1995, Williams accepted for payment approximately 2.4 million shares of the Transco common stock held by the Plan for $17.50 per share. The conversion of the Plan's remaining shares of Transco's common stock to Williams' common stock took place on May 1, 1995. Any cash from the Williams' payment that was not withdrawn by participants by May 5, 1995, was used by the Trustee to purchase shares of Williams' common stock on behalf of the participants. Any interest earned on the cash received from Williams from the receipt date to May 5, 1995, will be allocated to participants on a pro-rata basis.

4.   FEDERAL INCOME TAXES:
     _____________________

The Plan obtained its latest determination letter on July 2, 1990, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 1994 and 1993.

5.   LONG-TERM DEBT:
     _______________

The Plan was initially funded by a $180 million loan from the Company at an interest rate of 7.39 percent due in 1994. In 1987, the Company contributed approximately $120 million to the Plan as a direct transfer from the trustee of the excess assets from the terminated Retirement Plan. The Plan subsequently used these funds to reduce the outstanding Loan balance. Interest and principal on the remaining Loan balance was serviced by the cash dividends from the shares held by the Plan over the eight-year term of the Loan. The Company was required to make additional contributions in such amounts and at such times as necessary to provide the funds to pay any principal and interest payments under the Loan which were not satisfied by dividends paid on common stock held by the Plan.
The outstanding Loan was collateralized by unallocated shares held in the suspense account.

During Plan years 1994 and 1993, $2,338,476 and $2,345,916, respectively, of cash dividends were used to pay a portion of the outstanding principal and interest due on the Loan. The Company made additional contributions of $7,465,600 and $7,581,775 in these years, respectively, to pay the remaining principal and interest on the Loan. As of December 31, 1994, the Plan has repaid the entire principal amount of the loan and all related interest.

6.   AMENDMENT AND TERMINATION:
     __________________________

The Company has reserved the right to amend or terminate the Plan and the related trust at any time or discontinue its liability to make contributions to the Plan. No amendment, change or modification of the Plan or trust agreement may be made which will reduce participants' accrued benefits under the Plan or give the Company any rights in funds contributed or in assets held by the Plan Trustee, without the consent of the participants, or which will alter the duties or liabilities of the Plan Trustee without its consent. Currently, Transco and Williams are evaluating several alternatives for the future of the Plan, which could include a consolidation or merger of the Plan with or into a Williams' plan or the development of a new plan for Transco. No definitive plans have been made by Transco or Williams at this time.

SCHEDULE I
                                           TRANSCO ENERGY COMPANY
                                           ______________________

                                   TRAN$TOCK EMPLOYEE STOCK OWNERSHIP PLAN
                                   _______________________________________


                               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              ________________________________________________

                                           AS OF DECEMBER 31, 1994
                                          ________________________

   Identity of                                     Number of
     Issuer                 Description             Shares         Cost       Current Value
_______________   ____________________________    ___________ _____________  _____________

  Transco Energy
  Company *         Common stock                   3,888,467   $177,637,938   $ 64,645,764

  Bank of
  New York *        Temporary cash investments                       19,653         19,653
                                                                              _____________

                    Total assets held for
                     investment purposes                                      $ 64,665,417
                                                                             _____________
                                                                             _____________

                    * Party-in-interest investment


                The accompanying financial statements are an integral part of this schedule.

SCHEDULE II
                                             TRANSCO ENERGY COMPANY
                                             ______________________

                                     TRAN$TOCK EMPLOYEE STOCK OWNERSHIP PLAN
                                     _______________________________________

                                       SCHEDULE OF REPORTABLE TRANSACTIONS
                                       ___________________________________

                                      FOR THE YEAR ENDED DECEMBER 31, 1994
                                      ____________________________________


  Identity of                       Number of       Purchase      Selling      Cost of       Net
                             ___________________
Party Involved    Description  Purchases  Sales       Price       Price**    Asset Sold  Gain (Loss)
_____________________________ _________  _______ ____________ ____________ ____________ ___________


Bank of          Temporary Cash
New York *       Investments      47       23  $    4,271,016  $ 4,271,327  $ 4,271,327  $       0



*   Party-in-interest transaction
**  Selling price equals the current value of asset on applicable transaction date


                  The accompanying financial statements are an integral part of this schedule.

                                         SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                          TRANSCO ENERGY COMPANY
                                          TRAN$TOCK
                                          EMPLOYEE STOCK OWNERSHIP PLAN
                                          ______________________________
                                                 (Name of Plan)





Date:  June 29, 1995                      By:   /s/ John C. Fischer
     ______________________                     ________________________
                                                John C. Fischer, Chairman
                                                Administrative Committee

                          CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report dated May 1, 1995 included in this Form 11-K, into the Transco Energy Company Tran$tock Employee Stock Ownership Plan's previously filed Form S-8 Registration Statement (File No. 33-11721).




                                                /s/ Arthur Andersen LLP
                                                ARTHUR ANDERSEN LLP






Houston, Texas
June 29, 1995